Exhibit 99.2

FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY METHOD INVESTEE

LARAMIE ENERGY, LLC
Financial Statements
For the Years Ended December 31, 2016, 2015, and 2014

INDEPENDENT AUDITORS’ REPORT
To the Members of
Laramie Energy, LLC
Denver, Colorado

We have audited the accompanying financial statements of Laramie Energy, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laramie Energy, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
February 23, 2017
Denver, Colorado

INDEPENDENT AUDITORS’ REPORT

To the Members of
Laramie Energy, LLC
Denver, Colorado

We have audited the statements of operations, members’ equity, and cash flows of Laramie Energy, LLC (formerly Piceance Energy, LLC) (the “Company”) for the year ended December 31, 2014, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Laramie Energy, LLC's operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EKS&H LLLP

February 27, 2015
Denver, Colorado

LARAMIE ENERGY, LLC

Balance Sheets

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$190,533	$912,012
Accounts receivable	10,850,673	2,529,421
Prepaid expenses and other current assets	1,157,973	553,208
Derivative instruments	—	4,516,289
Total current assets	12,199,179	8,510,930

Property and equipment
Oil and gas properties, successful efforts method
Proved properties	789,799,105	624,059,161
Unproved properties	34,080,358	28,558,358
Real estate and ranch property	40,570,713	14,778,213
Office furniture, equipment, and other	4,763,775	3,712,278
	869,213,951	671,108,010
Less: accumulated depletion, depreciation, and amortization	(216,203,690)	(173,582,134)
Total property and equipment, net	653,010,261	497,525,876

Debt issue costs, net of amortization of $1,326,840 and $894,570 at December 31, 2016 and 2015, respectively	1,899,139	845,916
Deposit on acquisition	—	15,750,000
Other assets	112,830	84,707

Total assets	$667,221,409	$522,717,429

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$6,796,114	$4,405,204
Oil and gas sales payable	3,262,715	856,732
Accrued liabilities	16,896,732	12,896,164
Derivative instruments	31,111,555	—
Total current liabilities	58,067,116	18,158,100

Non-current liabilities
Notes payable	117,500,000	77,250,000
Redeemable Preferred A units	30,883,755	—
Derivative instruments	12,163,466	13,339,226
Accrued liabilities	2,181,307	740,029
Asset retirement obligation	23,902,588	7,294,893
Total non-current liabilities	186,631,116	98,624,148
Total liabilities	244,698,232	116,782,248

Commitments and contingencies (Note 8)

Members’ equity
Members’ equity	539,907,795	461,471,149
Accumulated deficit	(117,384,618)	(55,535,968)
Total members’ equity	422,523,177	405,935,181

Total liabilities and members’ equity	$667,221,409	$522,717,429

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Operations

	For the Years Ended December 31,
	2016	2015	2014

Operating revenues
Natural gas sales	$84,073,533	$35,374,165	$63,032,534
Condensate sales	5,356,238	2,296,011	4,421,629
Natural gas liquids sales	15,395,959	5,199,768	13,017,260
Total revenues	104,825,730	42,869,944	80,471,423

Operating expenses
Lease operating expenses	21,687,357	11,348,247	9,550,447
Gathering, transportation and processing	39,104,224	19,438,715	20,899,304
Production and property taxes	4,084,776	859,936	3,123,448
Depletion, depreciation, amortization and accretion	43,736,701	24,988,111	32,971,570
Impairment of unproved properties	—	12,272,304	—
Abandoned property and expired leases	2,080,839	1,733,014	95,611
General and administrative	21,456,875	13,213,437	10,318,589
Total operating expenses	132,150,772	83,853,764	76,958,969

(Loss) income from operations	(27,325,042)	(40,983,820)	3,512,454

Other (expense) income
(Loss) gain on derivative instruments	(27,728,211)	(5,874,529)	6,161,994
Interest expense and other financing costs	(4,367,136)	(2,156,197)	(2,969,202)
Gain (loss) on disposal of assets	656,777	(1,735)	—
Surface land operating expense	(154,009)	(167,500)	(159,215)
Preferred dividend	(3,193,820)	—	—
Miscellaneous income	262,791	24,304	29,511
Total other (expense) income	(34,523,608)	(8,175,657)	3,063,088

Net (loss) income	$(61,848,650)	$(49,159,477)	$6,575,542

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Members’ Equity
For the Years Ended December 31, 2016, 2015 and 2014

	Class A Units		Class B Units		Accumulated Deficit	Total Members’ Equity
	Units	Amount	Units	Amount

Balances, January 1, 2014	500,000	$365,046,126	—	$—	$(12,952,033)	$352,094,093

Net income	—	—	—	—	6,575,542	6,575,542

Balances, December 31, 2014	500,000	365,046,126	—	—	(6,376,491)	358,669,635
Net contributions of Class A Unitholders	157,612	93,857,615	—	—	—	93,857,615

Class B unit issuance and compensation	—	—	13,025	2,567,408	—	2,567,408

Net loss	—	—	—	—	(49,159,477)	(49,159,477)

Balances, December 31, 2015	657,612	458,903,741	13,025	2,567,408	(55,535,968)	405,935,181

Net contributions of Class A Unitholders	208,522	71,886,073	—	—	—	71,886,073

Class B unit issuance and compensation, net of forfeitures	—	—	1,570	6,550,573	—	6,550,573

Net loss	—	—	—	—	(61,848,650)	(61,848,650)

Balances, December 31, 2016	866,134	$530,789,814	14,595	$9,117,981	$(117,384,618)	$422,523,177

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

	For the Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net (loss) income	$(61,848,650)	$(49,159,477)	$6,575,542
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation, depletion, amortization and accretion	43,736,701	24,988,111	32,971,570
Impairment of unproved properties	—	12,272,304	—
Abandoned property and expired leases	2,080,839	1,733,014	95,611
Non-cash interest costs	432,270	237,167	263,920
Compensation expense	6,550,573	2,567,408	—
Preferred dividend	3,193,820	—	—
Cash settlement of asset retirement obligation	(141,260)	—	—
Cash settlements on derivative instruments	6,723,873	10,748,650	(3,600,949)
Loss (gain) on derivative instruments	27,728,211	5,874,529	(6,161,994)
(Gain) loss on disposal of assets	(656,777)	1,735	—
Changes in operating assets and liabilities
Accounts receivable	(8,321,252)	2,081,855	877,603
Prepaid expenses and other assets	(632,888)	59,935	(137,274)
Accounts payable	695,129	(418,494)	85,890
Oil and gas sales payable	2,405,983	(1,285,820)	318,026
Accrued liabilities	5,238,846	626,359	880,838
Net cash provided by operating activities	27,185,418	10,327,276	32,168,783

Cash flows from investing activities
Proceeds from sale of fixed assets	1,187,828	7,386	—
Deposit on acquisition	—	(15,750,000)	—
Additions to property and equipment	(167,435,240)	(62,272,656)	(39,751,251)
Net cash used in investing activities	(166,247,412)	(78,015,270)	(39,751,251)

Cash flows from financing activities
Proceeds from notes payable	150,250,000	113,650,000	51,675,000
Payments on notes payable	(110,000,000)	(134,400,000)	(43,900,000)
Debt issue costs	(1,485,493)	(738,775)	—
Members’ contributions	100,000,000	89,888,125	—
Costs of raising capital	(423,992)	—	—
Net cash provided by financing activities	138,340,515	68,399,350	7,775,000

Decrease (increase) in cash and cash equivalents	(721,479)	711,356	192,532

Cash and cash equivalents, beginning of period	912,012	200,656	8,124

Cash and cash equivalents, end of period	$190,533	$912,012	$200,656

(Continued on the following page)

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of activity:

Cash paid for interest in 2016, 2015 and 2014 was $3,651,018, $1,584,440 and $2,520,633, respectively.

Supplemental disclosure of non-cash activity:

During the years ended December 31, 2016, 2015 and 2014, the Company recorded an asset retirement cost and related obligation of $15,587,862, $1,502,034 and $2,239,264, respectively.

During the year ended December 31, 2016, the Company recorded a non-cash property addition of $15.75 million from a deposit on acquisition.

During the year ended December 31, 2015, the Company recorded a non-cash property contribution from an equity investor pursuant to an acquisition of $3,969,490.

During the year ended December 31, 2016, two wells were plugged and abandoned and one pad was reclaimed. Asset retirement obligation liabilities of $40,631 were settled and offset abandoned property expenses.

During the year ended December 31, 2014, one well was plugged and abandoned. Asset retirement obligation liabilities of $7,030 were settled and offset abandoned property expenses.

Capital expenditures of $4,069,400 and $1,003,568 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2016. Capital expenditures of $4,272,400 and $2,699,349 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2015. Capital expenditures of $2,623,400 and $3,808,124 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2014.

See notes to financial statements.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Laramie Energy, LLC (the “Company”) a Delaware limited liability company, was formed on May 10, 2012 by Laramie Energy II, LLC (“Laramie II”) for the primary purpose of acquiring, owning, operating, and disposing of oil and gas properties in the continental United States of America. On August 31, 2012, Laramie II and Par Pacific Holdings, Inc. (“Par”), formerly named Par Petroleum Corporation, in connection with the Contribution Agreement (“Contribution Agreement”) between Laramie II, Par, and the Company dated August 31, 2012, contributed certain oil- and gas-related assets and liabilities to the Company in exchange for a member interest in the Company and cash paid to Par. Since then, the Company has raised additional capital from the original and new members (see Note 10). At December 31, 2016, and 2015, the Company’s properties were located in the Piceance Basin in Colorado. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The cash and cash equivalents balance did not exceed the federally insured limit as of December 31, 2016. At December 31, 2015 cash and cash equivalents balance exceeded the federally insured limit by $662,012.

Concentrations of Credit Risk

The Company’s producing properties are all located in Colorado in one general area, and the oil and gas production is sold to various purchasers based on market index prices. As of December 31, 2016 and 2015, five purchasers accounted for 85% and one purchaser accounted for 80% of accrued oil and gas revenue, respectively. For the year ended December 31, 2016, three purchasers accounted for 72% of total revenues. For the years ended December 31, 2015 and 2014, one purchaser accounted for 84% and 80% of total revenues, respectively. The Company continually monitors the credit standing of the primary purchasers.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

Depreciation, depletion, and amortization of oil and gas properties and the impairment of proved oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose, and restore the Company’s properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. In addition, significant estimates include the estimated cost and timing related to the asset retirement obligation, purchase price on a business combination (see Note 3), impairment of unproved oil and gas properties and the estimated fair value of derivative instruments.

Revenue Recognition

Oil and gas revenues are recognized when production volumes are sold to a purchaser at a fixed or determinable price, delivery has occurred and title has transferred, persuasive evidence of a sales arrangement exists and collectability of the revenue is probable. The Company utilizes the entitlements method of accounting for natural gas sales revenues. Under this method, revenues for the entitlement share of gas produced are based on the working interest in the properties. The Company records a receivable (payable) to the extent it receives less (more) than its proportionate share of gas revenues. The Company recognizes condensate revenues and natural gas liquids revenues based on the amount of condensate and natural gas liquids sold and delivered to purchasers. Revenues are reported on a gross basis for the amounts received before taking into account production taxes, gathering and transportation expenses, and lease operating costs, which are reported as separate expenses. The Company’s aggregate imbalance positions as of December 31, 2016 and 2015 were not significant.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company’s members, and no provision for income taxes has been recorded on the accompanying financial statements.

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The Company’s tax returns subject to examination by tax authorities include 2013 through the current period for state and federal tax reporting purposes, respectively.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

The Company accounts for its oil and gas exploration and development activities under the successful efforts method of accounting. Under this method, costs of productive exploratory wells, all development wells and facilities, and undeveloped leases are capitalized when incurred. Oil and gas lease acquisition costs are also capitalized when incurred. Exploration costs, including personnel costs, geological and geophysical expenses, and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.

The Company reviews its oil and gas properties for impairment at least annually and whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets’ net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. Fair value for oil and gas properties is generally determined based on discounted future net cash flows. In 2016, 2015, and 2014, the Company did not recognize an impairment expense relative to its proved oil and gas properties. Unproved oil and gas properties are assessed periodically, but at least annually, for impairment on a prospect-by-prospect basis based on remaining lease terms, drilling results, reservoir performance, commodity price outlooks, or future plans to develop acreage and allocate capital. The Company recognized impairment expense of $0, $12,272,304 and $0 for the periods ended December 31, 2016, 2015 and 2014, respectively.

The sale of a partial interest in a proved oil and gas property is accounted for as normal retirement, and no gain or loss is recognized as long as the treatment does not significantly affect the units-of-production depletion rate. The sale of a partial interest in an unproved property is accounted for as a recovery of cost when substantial uncertainty exists as to the ultimate recovery of the cost applicable to the interest retained. A gain on the sale is recognized to the extent that the sales price exceeds the carrying amount of the unproved property. A gain or loss is recognized for all other sales of producing and non-producing properties. There were no sales of proved oil and gas properties or unproved properties in 2016, 2015, or 2014.

Maintenance and repairs are charged to expense; renewals and betterments are capitalized to the appropriate property and equipment accounts. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment (continued)

The provision for depletion, depreciation, and amortization of oil and gas properties is calculated on a field basis based on proved reserves using the units-of-production method. Costs of certain facilities and equipment serving a number of properties are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 7 to 15 years. The provisions for depreciation of the ranch property, office furniture, and equipment are calculated using the straight-line method over the estimated useful lives ranging from 5 to 15 years. Included in real estate and ranch property are buildings that are depreciated using the straight-line method over the estimated useful lives ranging from 20 to 39 years.

Derivative Instruments

The Company uses derivative instruments to manage its exposure to natural gas and natural gas liquids price volatility. All derivatives are initially, and subsequently, measured at estimated fair value and recorded as assets or liabilities on the balance sheets. The Company has elected not to designate its derivatives as cash flow hedges. For derivative contracts that do not qualify as cash flow hedges, changes in the estimated fair value of the contracts are recorded in gains and losses under the other income and expense caption in the statements of operations. When derivative contracts are settled, the Company also recognizes realized gains and losses under the other income and expense caption in its statements of operations.

Asset Retirement Obligation

Asset retirement obligations (“ARO”) relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The Company records the estimated fair value of an ARO in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company reports a gain or loss upon settlement to the extent the actual costs differ from the recorded liability.

The majority of the Company’s ARO relates to the plugging and abandoning of oil and gas wells, the reclamation of the Company’s well locations and decommissioning and reclaiming water and compression facilities. Revisions to estimated ARO result in adjustments to the related capitalized asset and corresponding liability.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Asset Retirement Obligation (continued)

The following is a reconciliation of the ARO:

	For the Years Ended December 31,
	2016	2015

Balance, beginning of period	$7,294,893	$5,441,375
Additions	55,061	1,015,774
Acquired oil and gas properties (Note 3)	15,532,801	305,007
Revisions (a)	—	181,253
Settlements and disposals	(40,631)	—
Accretion expense	1,060,464	351,484

Balance, end of period	$23,902,588	$7,294,893

(a) Based on increasing service costs, ARO related to natural gas well pads was revised in 2015.
Equity-Based Compensation

Compensation expenses associated with equity-based awards is recognized at the fair value of the awards over the vesting period on a straight-line basis.

Recently Issued Accounting Pronouncements

In August 2016, the FASB issued Accounting Standards Update ASU 2016-15, Statement of Cash Flows-Classification of Certain Cash Receipts and Cash Payments. The objective of this update is to address eight specific cash flow issues in order to reduce the existing diversity in practice. ASU 2016-15 is effective for the annual periods beginning after December 15, 2017, and interim periods within those annual periods. The Company is currently evaluating the impact of adopting this standard.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The objective of this update is to simplify the current guidance for stock compensation. The areas for simplification involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. The standard will be adopted effective January 1, 2017 and will not have a significant impact on the Company's disclosures and financial statements.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In February 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-02, Leases. The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company is currently evaluating the impact of adopting this standard.

In January 2016, the FASB issued accounting standard update ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The objective of this update is to improve the recognition and measurement of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this standard.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The objective of this update is to require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. This ASU amends ASU 2015-03 which had not addressed the balance sheet presentation of debt issuance costs incurred in connection with line-of-credit arrangements. Under ASU 2015-15, a Company may defer debt issuance costs associated with line-of-credit arrangements and present such costs as an asset, subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings. ASU 2015-03 and ASU 2015-15 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, should be applied retrospectively and represent a change in accounting principle. The Company elected to continue presenting the debt issuance costs associated with its credit facility within debt issue costs within other noncurrent assets on the balance sheets.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The objective of this update is to clarify the principles for recognizing revenue and to develop a common revenue standard. ASU 2015-14 deferred the effective reporting periods of ASU 2014-09, and it is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company is currently evaluating the impact of adopting this standard.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 2 - Fair Value Measurements

Authoritative guidance defines estimated fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, and are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all Level 2 assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 – Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

The assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s policy is to recognize transfers in and/or out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below in all periods presented. The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2016 and 2015, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

December 31, 2016
Liabilities
Derivative instruments, current	$—	$31,111,555	$—	$31,111,555
Derivative instruments, non-current	$—	$12,163,466	$—	$12,163,466

December 31, 2015
Assets
Derivative instruments, current	$—	$4,516,289	$—	$4,516,289
Liabilities
Derivative instruments, non-current	$—	$13,339,226	$—	$13,339,226

As of December 31, 2016 and 2015 the Company’s commodity derivative financial instruments were comprised of 24 and 9 natural gas swaps, respectively and 1 costless collar. The fair values of the swap agreements are determined under the income valuation technique using a discounted cash flows model. The fair values of the collar agreements are determined under the income valuation technique using an option-pricing model. The valuation models require a variety of inputs, including contractual terms, published forward prices, volatilities for options, and discount rates, as appropriate. The Company’s estimates of fair value of derivatives include consideration of the counterparty’s creditworthiness, the Company’s creditworthiness, and the time value of money. The consideration of these factors results in an estimated exit price for each derivative asset or liability under a marketplace participant’s view. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy. The counterparties in all of the Company’s commodity derivative financial instruments are the lenders in the Company’s bank credit facility.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

Non-Recurring Fair Value Measurements

The treatment of the net assets acquired qualified as business combination and, as such, the Company estimated the fair value of each property and the membership interest as of the acquisition date (the date on which the Company obtained control of the properties).

Fair value measurements utilize assumptions of market participants. To determine the fair value of the oil and gas assets related to the acquisition and contribution, the Company used an income approach based on a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. The Company determined the appropriate discount rates used for the discounted cash flow analyses by using a weighted average cost of capital from a market participant perspective plus property specific risk premiums for the assets acquired. The Company estimated property specific risk premiums taking into consideration that the related reserves are primarily natural gas, among other items. Given the unobservable nature of the significant inputs, they are deemed to be Level 3 in the fair value hierarchy. The additional net assets acquired and contributed were determined to be at fair value due to their short-term nature.

Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, oil and gas sales payable, accrued liabilities, notes payable and Class A Preferred units. With the exception of the notes payable and Class A Preferred units, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. The fair value of the Company’s note payable approximates its carrying value due to the variable interest rate. The fair value of the Company’s Class A Preferred units approximates its carrying value based on the terms and conditions the Company can receive for similar financial instruments as of year-end.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 3 – Acquisitions

In the normal course of its business, the Company anticipates acquiring interests in proved oil and gas properties and in unproved acreage in its area of operations.

On December 17, 2015, the Company entered into an agreement to acquire certain properties in the Piceance Basin, from Oxy USA Inc. (“Oxy”), an oil and gas company, for $152.1 million. On March 1, 2016, the Company closed on its Purchase and Sale Agreement with Oxy.

The following table summarizes the purchase price and final allocation of the fair value of assets acquired and liabilities assumed:

Purchase Price	March 1, 2016

Oil and gas properties
Proved	$135,952,475
Unproved	6,800,000
Real Estate	26,200,000
Other assets	848,000
Asset retirement obligations	(15,345,268)
Other Liabilities	(2,323,174)

$152,132,033

On July 31, 2015, Mesa Piceance LLC (“Mesa”) contributed $14.97 million in cash in exchange for 25,112 A Units issued by the Company. Also, on July 31, 2015, the Company entered into a Contribution and Purchase Agreement (“CP Agreement”) with Mesa. The Company purchased $3.97 million of developed properties and leasehold acreage (which qualifies as a business) in exchange for 6,660 additional Class A units issued by the Company. The contribution of a business by Mesa into the Company is accounted for as a business combination, and as such, the Company recorded the estimated fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (the date on which the Company obtained control of the properties).

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 3 - Acquisitions (continued)

The following table summarizes the purchase price and final allocation of the fair value of assets acquired and liabilities assumed:

Purchase Price	July 31, 2015

Oil and gas properties
Unproved	$2,828,070
Proved	1,386,892
Asset retirement obligations	(305,007)
Other assets	59,535

$3,969,490

There were no significant property acquisitions during the years ended December 31, 2014.

Note 4 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2016	2015

Prepaid insurance	$399,060	$164,305
Prepaid rent	104,971	40,396
Prepaid royalties	410,900	218,100
Prepaid other	243,042	130,407

	$1,157,973	$553,208

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 5 - Accrued Liabilities

Accrued liabilities, current, consist of the following:

	December 31,
	2016	2015

Accrued capital expenditures	$4,069,400	$4,272,400
Accrued production and property taxes	4,638,147	3,070,424
Accrued bonuses	2,621,286	1,785,243
Accrued pipeline throughput commitment deficiency	—	1,429,305
Accrued joint developer prepayment	3,296,955	1,000,859
Accrued general and administrative expenses	129,888	120,549
Accrued gathering and processing expenses	—	604,849
Accrued lease operating expenses	1,051,622	179,400
Accrued other	1,089,434	433,135

	$16,896,732	$12,896,164

Note 6 - Credit Facility

On June 4, 2012, the Company entered into a credit facility (the “Facility”), as amended, with J.P. Morgan Securities, LLC and Wells Fargo Securities LLC, each as an arranger, JPMorgan Chase Bank, N.A. as the administrative agent (the “Administrative Agent”), and the lenders party thereto. The Facility is a $400 million secured revolving credit facility secured by a lien on the Company’s oil and gas properties and related assets. The Facility matures on December 15, 2020.

Availability under the Facility is limited to the lesser of (i) $400 million or (ii) the borrowing base in effect from time to time. The borrowing base is determined by the Administrative Agent and the lenders, in their sole discretion, based on customary lending practices, review of the oil and gas properties included in the borrowing base, financial review of the Company, and such other factors as may be deemed relevant. The borrowing base is redetermined (i) on or about March 15 of each year based on the previous December 31 reserve report prepared by an independent engineering firm acceptable to the Administrative Agent, and (ii) on or about September 15 of each year based on the previous June 30 reserve report prepared by the Company’s internal engineers. The borrowing base at December 31, 2016 was $170,000,000. At December 31, 2016, and 2015, the outstanding balance on the Facility was $117,500,000 and $77,250,000, respectively.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 6 - Credit Facility (continued)

During the year ended December 31, 2016 the Company incurred $1,485,493 of debt issuance costs in relation to the fourth amendment to the credit agreement dated March 1, 2016. Debt issuance costs incurred for the year ended December 31, 2015 were $738,755. The remaining unamortized debt issuance costs incurred in relation to the original Facility and the debt issuance costs incurred in relation to the amended Facility are being amortized straight-line over the life of the amended Facility.

Amounts borrowed bear interest at rates ranging from LIBOR plus 2.00% to LIBOR plus 3.00% per annum for Eurodollar loans and the prime rate plus 1.00% to prime rate plus 2.00% per annum for Base Rate loans, depending upon the ratio of outstanding credit to the borrowing base. At December 31, 2016, interest rates were between 3.14% and 3.27% for Eurodollar loans and 5.25% for Base Rate loans. At December 31, 2015, interest rates were between 2.50% and 2.74% for Eurodollar loans and 4.5% for Base Rate loans. Interest is due monthly on draw date of each Eurodollar and Base Rate loan. The agreement contains customary operational and financial covenants, including a current ratio covenant, and a total debt to consolidated EBITDAX (as defined) covenant. At December 31, 2016 and 2015, the Company was in compliance with all such covenants. Under the terms of the Facility, the Company is generally prohibited from making future cash distributions to its owners.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 7 - Derivative Instruments

The Company periodically enters into various commodity hedging instruments to mitigate a portion of the effect of natural gas and natural gas liquids price fluctuations. The Company classifies the fair value amounts of derivative assets and liabilities as net current or non-current derivative assets or net current or non-current derivative liabilities, whichever the case may be, by commodity and counterparty. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty. As of December 31, 2016 and 2015, there were no available amounts to be offset.

The Company’s commodity derivative contracts as of December 31, 2016 are summarized below:

Collars	Basis	Average Quantity (MMBtu/Day)	Strike Price ($/MMBtu)
April 1, 2017 – December 31, 2017	NWPL	10,000	$3.00 – $3.25
January 1, 2018 – March 31, 2018	NWPL	10,000	$3.00 – $3.25

Swaps	Basis	Average Quantity (MMBtu/Day)	Average Swap Price ($/MMBtu)
January 1, 2017 – March 31, 2017	NWPL	10,000	$3.18
January 1, 2017 – December 31, 2017	NYMEX	83,240	$2.60 - $2.61
January 1, 2018 – December 31, 2018	NYMEX	75,072	$2.60 - $2.61

Basis Swaps	Basis	Average Quantity (MMBtu/Day)	Basis Differential ($/MMBtu)
January 1, 2017 – December 31, 2017	CIG	83,240	$ (0.24) - $ (0.27)
January 1, 2018 – December 31, 2018	CIG	75,072	$ (0.24) - $ (0.28)

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 7 - Derivative Instruments (continued)

The aggregate fair value of the Company’s derivative instruments reported in the balance sheets by type and counterparty, including the classification between current and non-current assets and liabilities, consists of the following:

		December 31, 2016
		Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current liabilities	$(31,111,555)	$(31,111,555)
Derivative instruments	Non-current liabilities	(12,163,466)	(12,163,466)

Total derivative liabilities		$(43,275,021)	$(43,275,021)

		December 31, 2015
		Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current assets	$4,516,289	$4,516,289
Derivative instruments	Non-current liabilities	(13,339,226)	(13,339,226)

Total derivative liabilities		$(8,822,937)	$(8,822,937)

There were no gross amounts offset within counterparties during the years ended December 31, 2016 and 2015.

None of the Company’s derivative instruments contain credit-risk-related contingent features.  Counterparties to the Company’s financial derivative contracts are high credit-quality financial institutions that are lenders under the Company’s credit facility.  The Company uses only credit facility participants to hedge with, since these institutions are secured equally with the holders of the Company’s bank debt, which eliminates the potential need to post collateral when the Company is in a derivative liability position.  As a result, the Company is not required to post letters of credit or company guarantees for its derivative counterparties in order to secure contract performance obligations.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 7 - Derivative Instruments (continued)

The table below summarizes the realized and unrealized gains and losses related to the Company’s derivative instruments for the years ended December 31, 2016, 2015, and 2014.

		For the Years Ended December 31,
Commodity Derivative Instrument	Location of Gain (Loss) Recognized	2016	2015	2014

Realized gains (losses) on derivative instruments, net	Other income (expense)	$6,723,873	$10,748,650	$(3,600,949)
Unrealized (losses) gains on derivative instruments, net	Other income (expense)	(34,452,083)	(16,623,179)	9,762,943

Total realized and unrealized (losses) gains recorded, net	Other income (expense)	$(27,728,211)	$(5,874,529)	$6,161,994

Due to the volatility of oil and natural gas prices, the estimated fair values of the Company’s commodity derivative instruments are subject to large fluctuations from period to period.

Note 8 – Commitments and Contingencies

The table below shows the Company’s minimum future payments under non-cancellable operating leases as of December 31, 2016 and which are described below:

	Payments due by period
	2017	2018	2019	2020	2021	Thereafter	Total
Office leases	1,109,670	1,129,225	1,103,979	1,121,562	330,263	—	4,794,698
Drilling rig contract	1,788,000	—	—	—	—	—	1,788,000
Equipment lease	585,621	585,621	585,621	585,621	585,621	878,432	3,806,537
Total	3,483,291	1,714,846	1,689,600	1,707,183	915,884	878,432	10,389,235

Non-cancelable Office Leases

The Company leases administrative office space in Denver, Colorado under an operating lease expiring May 31, 2021 and office space in Grand Junction, Colorado expiring December 31, 2020. Rental expense is recognized on a straight-line basis over the terms of the leases and was $1,286,339 and $243,655 for the years ended December 31, 2016 and 2015. Prior to August 1, 2015, the Company had no office leases as all office space was provided by Laramie II under the terms of the Management Services Agreement.

Note 8 – Commitments and Contingencies (continued)

Drilling Rig Contract

LARAMIE ENERGY, LLC
Notes to Financial Statements

At December 31, 2016, the Company had one drilling rig under contract expiring May 29, 2017. At December 31, 2015, the Company had one drilling rig under contract that was terminated on January 10, 2016; the Company expensed $133,875 relating to the termination of this contract.

Equipment Lease Financing

On June 15, 2016, the Company entered into a lease financing obligation pertaining to a natural gas compressor with a major bank’s leasing subsidiary. The lease expires in June of 2023 at which time the Company may purchase the equipment at its fair market value. The aggregate undiscounted minimum future lease payments are presented above.

Terminated Management Services Agreement

The Company entered into a Management Services Agreement with Laramie II effective August 31, 2012 whereby Laramie II provided management services and office space to the Company for $650,000 per month. The agreement was terminated effective August 1, 2015. After August 1, 2015, the Company directly incurred and settled general and administration services. For the years ended December 31, 2015 and 2014, the Company paid management services fees to Laramie II of $4,550,000 and $7,800,000, respectively, which were included in general and administrative expenses in the statements of operations.

Employment Agreements

The Company has employment agreements with all three of its executive officers.

Retirement Savings Plan

The Company outsources payroll and human resources functions to an administrative agent. In conjunction with this arrangement, the Company has a 401(k) plan (the “Plan”) available to eligible employees. The Plan provides for up to 5% matching contributions by the Company. In 2016 and 2015, the Company’s matching contributions to the Plan were $346,558 and $57,255, respectively. Prior to August 1, 2015, the Company had no employees.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 8 – Commitments and Contingencies (continued)

Transportation, Gathering and Processing Agreements

Effective August 1, 2015, as part of the Management Agreement termination, the Company assumed from Laramie II a ship-or-pay agreement with an interstate pipeline company that extends through December 31, 2023. The transportation agreement obliges the Company to ship 15,000 MMBtu per day or pay the pipeline company a deficiency payment equal to an established tariff per MMBtu for the volume shortfall. For the past several years, because the Company did not utilize this firm capacity, the Company assigned the firm capacity to another shipper to partially offset this liability by supplementing the volumes that the Company did not ship. For the years ended December 31, 2016 and 2015, the Company incurred $788,127 and $312,201, respectively, in deficiency payments for the volume shortfall which is included in general and administrative expenses in the statements of operations.

Gathering and Processing Agreements

At inception in August 2012, the Company assumed the long-term gas gathering and processing contracts of its predecessors. Subsequently, as other asset acquisitions have been made by the Company, other pre-existing long-term gas gathering and processing contracts tied to the acquired assets have been assumed by the Company. Accordingly, most of the Company’s acreage in Mesa, Garfield, and Rio Blanco counties is dedicated to one or more of these gas gathering and processing contracts such that all of the Company’s gas production flows through third party midstream companies for gathering and processing. Only one of these contracts requires a minimum annual volume commitment, and this contract’s volume commitment ends in November 2019. Under this contract, should the Company not ship the required volumes in a particular year prior to 2019, it must pay the gatherer a deficiency payment equal to the gathering fee for the volume shortfall. During the years ended December 31, 2016, 2015, and 2014, the Company incurred gas gathering expense related to this volume shortfall of $1,432,100, $1,429,305, and $1,575,909, respectively, which is paid in the following January each year. At December 31, 2016 and 2015, the Company had the respective 2016 and 2015 gas volume deficiency expenses under this contract included in accounts payable and current accrued liabilities.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 8 – Commitments and Contingencies (continued)

Other Minimum Volume Obligations Relating to Gathering and Processing Agreements

Upon closing a major asset acquisition on March 1, 2016, Company acquired the asset seller’s oil and gas leases, gas wells, and its gathering and processing agreements to which the acquired gas wells and lease acreage were dedicated. As a key provision of the contractual assignment of the asset seller’s former gathering and processing contracts to the Company, the asset seller retained all of the deficiency payment liabilities of the underlying gathering and processing contracts’ minimum volume obligations between the asset seller and the gathering and processing companies. Per the terms of the asset acquisition, and to partially offset the asset seller’s retained deficiency payment liabilities, the Company entered into four separate minimum volume commitment agreements directly between the asset seller and the Company. Under each of these minimum volume commitment agreements, the Company must pay the asset seller a monthly deficiency payment for the difference between the committed volumes and the actual volumes shipped under of the asset seller’s former gathering and processing contracts that were assigned to the Company. Each of these four minimum volume commitment agreements relate to one of the four separate gathering and processing contracts that the asset seller assigned to the Company.

Each of the Company’s four minimum volume agreements with the asset seller have a separate monthly gas volume schedule. Under two of the agreements between the Company and the asset seller, the minimum gas volume schedules are based on the Company’s forecast of future gas production from the existing proved developed wells that are dedicated to the two assumed gathering and processing contracts. The minimum volume schedules of the other two agreements between the Company and the asset seller are based on the Company’s forecast of existing proved developed wells and, starting in January 2018, also from future wells that the Company plans to drill within the acquired acreage. Based on the Company’s capital expenditure plans to drill new wells as approved by its Board of Directors and the Company’s forecast of its future gas production, the Company projects that no material amounts shall be due to the asset seller under these four minimum volume obligations. For the year ended December 31, 2016, the Company incurred $63,978, in deficiency payments for the volume shortfall which is included in gathering, transportation and processing expenses in the statements of operations.

Litigation

The Company is subject to litigation, claims and governmental regulatory proceedings arising in the course of ordinary business. No litigation or governmental regulatory proceedings are currently underway or pending.

Environmental Matters

As an owner or lessee and operator of oil and gas properties, the Company is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and protection of, the environment. The Company has policies to ensure continuing compliance with environmental laws and regulations and maintains insurance coverage for certain environmental matters. There can be no assurance that current or future federal, state, or local laws and regulations will not require the Company to spend material amounts to comply with such laws and regulations.

Note 9 – Preferred A Units

LARAMIE ENERGY, LLC
Notes to Financial Statements

Under the Unit Purchase Agreement (“UPA 2016”) dated February 22, 2016, the Company issued 30,000 Class A Preferred units at $1,000 per unit. The Class A Preferred units have liquidation preference rights over the Class A units. Dividends due on the Class A Preferred units are 10% per annum and due on a quarterly basis if paid in cash. The Company may elect to accrue dividends and increase the liquidation preference of the Class A Preferred units at a 12% per annum on a quarterly compounding basis. During 2016, the Company incurred non-cash preferred dividend expense of $3,193,820.

The Company has classified the Class A Preferred units as debt due to the mandatorily redeemable feature. The Class A Preferred units are redeemable six years from the date of the UPA 2016, February 22, 2022. Under ASC Topic 470, Debt, the proceeds of debt instruments should be allocated based upon their relative fair values. In connection with the issuance of the 30,000 Class A Preferred units in exchange for $30,000,000, the purchaser, Wells Fargo Central Pacific Holdings, Inc. (“Wells Fargo”), received 12,992 Class A units. The Company used a market based approach to a “Backsolve” method to identify the relative fair values of the Class A Preferred units and Class A units, $27,689,935 and $2,310,065, respectively, upon issuance.

Note 10 – Members’ Equity

The Company issued additional Class A units to existing members under UPA 2016. Members purchased 195,530 Class A units at $358 per Class A unit for $70,000,000. In addition, the Company issued 12,992 Class A units to Wells Fargo (see Note 9).

The Company issued additional Class A units to Laramie II and Par, (“Original Members”) and other investors (“New Members”) under the Unit Purchase Agreement (“UPA”) dated March 9, 2015. The Original and New Members purchased 125,840 Class A units at $596 per Class A unit. The Original and New Members collectively purchased half of their commitment, or 62,920 units, for $37,500,000 on March 9, 2015, and purchased the remaining half, or 62,920 units, for $37,500,000 on May 29, 2015.

On July 31, 2015, the Company entered into the CP Agreement with Mesa (see Note 3). Mesa contributed $14.97 million cash and $3.97 million of developed properties and leasehold acreage in exchange for 31,772 additional Class A units.

All Class A unit holders vote as a single class based upon their respective sharing percentages. Revenues and costs are allocated in accordance with specific provisions in the Third Amended and Restated LLC Agreement (“3rd LLC Agreement”). After payout to the Class A Preferred units, the Class A units are senior to Class B units in terms of liquidation and voting and have first-call on all assets until the Class A units reach payout as defined in the 3rd LLC Agreement.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 10 – Members’ Equity (continued)

	Class A Units
	Units	Amount

Balances, December 31, 2014	500,000	$365,046,126

CP Agreement – March 9 and May 29, 2015	125,840	75,000,000

Mesa – July 31, 2015	31,772	18,936,104

Funding fees and other costs of raising capital	—	(78,489)

Balances, December 31, 2015	657,612	458,903,741

UPA 2016 – February 22, 2016	208,522	72,310,065

Funding fees and other costs of raising capital	—	(423,992)

Balances, December 31, 2016	866,134	$530,789,814

Class B Units

Laramie Energy Employee Holdings, LLC (“Employee Holdings”) (FKA Piceance Energy Employee Holdings, LLC) was formed on August 28, 2015 by the Management Investors of Laramie Energy Employee Holding, LLC (“Management Investors”) and holds all 15,000, Class B units authorized under the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). Employee Holdings is authorized to grant the Class B units to selected Company employees (including the Management Investors) upon written consent from the Company in its capacity as Manager of Employee Holdings. As of December 31, 2016, Employee Holdings had granted 14,595 Class B units to the Company’s employees.

Class B units generally vest over three years. As of December 31, 2016, 4,208 Class B Units were vested. No Class B Units were vested as of December 31, 2015. If an employee is terminated by the Company for cause, all Class B units, whether vested or unvested at the time of termination, shall be deemed automatically forfeited. Employees who cease to be employed by the Company for any reason, other than termination for cause, will forfeit all unvested units. Vested units may be repurchased by the Company at fair value at the Company’s option. Distributions to Class B unit holders will only occur after the Class A unit holders reach “pay-out” as defined in the LLC Agreement. Generally, Class A unit holders are entitled to receive the return of their investment in the Company’s Class A units plus a specified internal rate of return on such investment prior to the Class B unit holders receiving any cash distributions.

Note 10 – Members’ Equity (continued)

LARAMIE ENERGY, LLC
Notes to Financial Statements

Class B Units (continued)

The Company’s Class B units are non-voting "profits interests" for which no cash consideration was received upon issuance and which are used to compensate management based on the value of the Company. The Company accounts for the Class B units as an equity award and has recorded compensation expense to date based on the grant dates fair values and the vesting periods. The estimated fair value of the Class B units at grant date July 1, 2016 and August 31, 2015 was approximately $0.8 million and $19.3 million, respectively. In 2016, employees forfeited 425 Class B units which reduced compensation cost by $0.6 million. Total compensation cost recognized during 2016 and 2015 was approximately $6.6 million and $2.6 million, respectively, and is included in general and administrative expense in the accompanying statements of operations. Approximately $10.3 million in compensation expense will be recognized over the remaining 2.5 years. Estimated fair values were determined considering the following factors:

•	Estimating the fair value of the Company at the dates on which units were awarded and the balance sheet date based on investments in Class A units.

•
Allocating the Company's fair value to the unit holders through application of the Option Pricing Method as detailed in the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As part of the Option Pricing Method, a series of Black-Scholes option pricing models were applied in order to model the value to the Class B units as a contingent claim on the upside value of the Company’s equity value. The assumptions listed below were made in applying this option pricing model:

•
The underlying equity value was solved such that the value allocable to the Class A units aligned to the investment values of $358 and $595.50 per share of the Company at July 1, 2016 and August 31, 2015, respectively. This approach is referred to as the “Backsolve” method in the AICPA guide.

•
The exercise prices of the options were based upon the participation thresholds at which the participation ratios of liquidation proceeds change between Class A and B. These amounts were derived based on the rights and preferences outlined in Company’s LLC Agreement.

•	The maturity dates of the options were assumed to be three years from the grant date, aligning to the expected investment holding period.

•	Volatility was based on the volatilities of comparable companies and was estimated at 41% as of the grant dates.
The risk-free rate was based on U.S. Treasury Strips, which corresponded with the assumed term (three years) of the options at grant date at 0.71 % and 1.04% as of the grant dates, July 1, 2016 and August 31, 2015, respectively.

LARAMIE ENERGY, LLC
Notes to Financial Statements

Note 11 – Subsequent Events

The Company has evaluated all subsequent events through the independent auditors’ report date, February 23, 2017, which is the date the financial statement were available for issuance.